UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

August 24, 2006
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)
10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)   Amendment to Bylaws.

Effective August 24, 2006, the Board of Directors of Stage Stores, Inc. (the "Company") amended the Company's Amended and Restated Bylaws dated March 16, 2006 (the "Bylaws") at the request of the New York Stock Exchange (the "NYSE") as a condition to the Company's listing on the NYSE effective that date by deleting Article 8. NASDAQ COMPLIANCE in its entirety. NASDAQ compliance is no longer required because the Company's Series A Warrants and Series B Warrants, which had been listed on NASDAQ, expired on August 23, 2006 and therefore are no longer listed on NASDAQ.

A complete copy of the Bylaws, as amended, will be filed as an exhibit to the Company's Form 10-Q for the Company's fiscal quarter ended July 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


STAGE STORES, INC.


August 25, 2006   /s/ Michael E. McCreery
 (Date)   Michael E. McCreery
                 Executive Vice President and
                 Chief Financial Officer